EXHIBIT 99.15

KPMG
1600 Market Street
Philadelphia, PA  19103-7212

                         Independent Accountants' Report

The Board of Directors
GE Capital Mortgage Services, Inc.:

We have examined management's assertion about GE Capital Mortgage Services, Inc.'s (the Company's) compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers for primary serviced loans (including those serviced by the Company pursuant to various pooling and servicing agreements relating to the Company's publicly rated mortgage-backed securities program) as of and for the year ended December 31, 2000, included in the accompanying management assertion. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, except for noncompliance with minimum servicing standards I.1 and IV.1., management's assertion that the Company complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2000 is fairly stated in all material respects.

As discussed in management's assertion, the material noncompliance occurred at the Company during the year ended December 31, 2000. With respect to minimum servicing standard I.1., 2 of the 10 custodial account reconciliations tested contained reconciling items that were not resolved within 90 calendar days of their original identification and 1 of the 10 custodial account reconciliations tested were not prepared within 45 days after the cut-off date. With respect to minimum servicing standard IV.1., 1 of the 10 investor reports tested did not agree with investor's records on a monthly basis as to the total unpaid principal balance and number of loans serviced by the servicing entity.

These conditions were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2000 consolidated financial statements, and this report does not effect our report dated January 22, 2001 on those consolidated financial statements.

                                                     /s/ KPMG LLP

January 22, 2001

Except for non-compliance with minimum servicing standard I.1 and IV.1 described below, as of and for the year ended December 31, 2000, GE Capital Mortgage Services, Inc. (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for the same period, the Company had in effect a fidelity bond and errors and omissions policy in the amounts of $150 million and $150 million, respectively.

With respect to minimum servicing standard I.1, certain accounts have not been reconciled within 45 days of cutoff and certain accounts contained reconciling items that were not resolved within ninety (90) calendar days of their original identification. It is the company's policy to reconcile all accounts within required timeframes and clear all reconciling items within thirty (30) days from the date of their original identification. The company has undertaken a review of our custodial account reconciliation processes and dedicated the resources to correct any unreconciled accounts and to avoid future occurrences.

With respect to minimum servicing standard IV.1, the Company recognizes this finding and considers it an isolated occurrence. It is the company's policy to routinely resolve identified investor discrepancies timely.

/s/ Jacqui M. Peace
-------------------
Jacqui M. Peace
SVP & General Manager
GE Capital Mortgage Services, Inc.